

Nicolas Simon · 2nd

Wilcuma, LLC - A full-service Hospitality company

New York City Metropolitan Area · 500+ connections ·

Contact info

 **Wilcuma**

Euromed - ESC Mars
Provence

Experience



Co Founder
Wilcuma
Jul 2016 – Present · 4 yrs 5 mos
Greater New York City Area

FULL SERVICE HOSPITALITY COMPANY
We develop and operate our own concepts, as well as help others achieve their goals
(commercial real estate, development, management, consulting...).
Reach out anytime to learn more!



Director of Restaurant Operations
OTG Management
Jan 2016 – Jun 2016 · 6 mos
Greater New York City Area



Director of Operations
Groupe Alain Ducasse
Jul 2008 – Dec 2015 · 7 yrs 6 mos
Greater New York City Area

Founding Director
Lilac Snow SARL
Nov 2006 – Jun 2008 · 1 yr 8 mos
Paris

Hospitality and Restaurant Consulting Company



Director of Outlets
Four Seasons Hotels and Resorts
Sep 2005 – Oct 2006 · 1 yr 2 mos
Geneva Area, Switzerland

FS Hotel des Bergues, Geneva

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Education

Euromed - ESC Marseille-Provence
Master, Business School of Management
1994 – 1997
Activities and Societies: Junior Entreprise Marketing Mediterranee

Skills & endorsements

Food & Beverage · 54

 Endorsed by **Brian Ingram and 4 others who are highly skilled at this**

 Endorsed by **2 of Nicolas' colleagues at (** Management

Banquets · 42

MOATAZ JHINAOUI and 41 connections have given endorsements for this skill

Hospitality · 41

Endorsed by **4 of Nicolas' colleagues at Ducasse Paris**

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